Value Add Growth REIT IV, LLC

c/o DiversyFund, Inc.

750 B Street, Suite 1930

San Diego, CA 92101

March 20, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Value Add Growth REIT IV, LLC (“REIT IV”)
(Securities Act File No. 024-12588)
Request for Withdrawal of Form 1-A/A

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, REIT IV hereby requests the withdrawal of its amendment (accession number 0001213900-25-023580 )(“Amendment”) filed on March 13, 2025 with respect to REIT IV’s Offering Statement on Form 1-A. The Amendment was erroneously filed under file number 024-12588. The Amendment was refiled on March 14, 2025 under the correct file number, 024-12565.

In accordance with Rule 259, REIT IV confirms that no securities have been sold in connection with this Amendment.

If you have any questions, please call Jeanne Campanelli of CrowdCheck Law LLP at (646) 703-3723.

Very Truly Yours,

Value Add Growth REIT IV, LLC

By: DF Manager, LLC, as Manager

By: DiversyFund, Inc., as Manager

By:	/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.